Mail Stop 4561

August 3, 2006

Eyal Desheh
Executive Vice President and
    Chief Financial Officer
Check Point Software Technologies Ltd.
3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel

      Re: Check Point Software Technologies Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2005
           Filed March 13, 2006
           File No. 000-28584

Dear Mr. Desheh:

      We have reviewed your response letter dated June 28, 2006 and the above referenced filing and have the following additional comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 2: - Significant Accounting Policies

j. Revenue recognition:, page F-15

1.   We note your response to prior comment number 4 in our letter dated June 8, 2006. Further describe the facts and circumstances leading to the issuance of the perpetual license to Sygate to further support your revenue classification. In this regard, tell us how you determined that Sygate was infringing your patent and the

terms of the original legal settlement in 2003 that included Sygate agreeing to pay royalties. Indicate whether any amounts were collected from this royalty agreement and how any amounts were recognized in the financial statements, including the applicable accounting literature. Furthermore, explain how Sygate subsequently breached the agreement with respect to the Zone Labs patent. Tell us why the parties agreed to enter into the perpetual as a resolution to the patent dispute and breach of agreement. Explain any other significant terms of the negotiation settlement. In light of the facts and circumstances, explain why the proceeds from the perpetual license are not considered to be a litigation settlement. In this regard, it would appear that the agreement granting Sygate a non-exclusive perpetual license to the patent is the result of a peripheral or incidental transaction, the litigation settlement related to Sygate's alleged infringement of the subsequently licensed patent. And, if so, consideration received should be classified as an operating gain rather than revenue. Refer to paragraph 87 of FASB Concepts Statement No. 6.

2.   We note your response to prior comment number 4 in our letter dated June 8, 2006. Further explain how you determined that the remaining fee was fixed or determinable in October 2005, considering the extended payment terms through June 15, 2006. Tell us what you believe your normal and customary payment terms are. Clarify why you believe that, during the relevant period, you had a standard business practice of offering similar contractual payment terms. Explain why you believe you had a history of successfully collecting under these extended payment terms. Also, tell us whether you successfully collected under the original terms of the agreement.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief